 SaverOne 2014 Ltd.

Em Hamoshavot Rd. 94

Petah Tikvah, Israel

July 1, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street N.E.

Washington, D.C. 20549

Attn: Matthew Crispino

Re:	SaverOne 2014 Ltd. Registration Statement on Form F-1 Filed on July 1, 2025 (the “Registration Statement”)

Dear Crispino:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Act”), SaverOne 2014 Ltd. (the “Company”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective at 4:30 p.m. on July 7, 2025, or as soon as practicable thereafter. In connection with such request, the undersigned hereby acknowledges the following:

1. Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

2. The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

3. The Company may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

SaverOne 2014 Ltd.

By:	/s/ Ori Gilboa
Ori Gilboa
Chief Executive Officer